Exhibit 99.1

Collective Mining Expands the Newly Discovered High-Grade Subzones in Apollo by Intersecting 181.35 Metres at 5.38 g/t AuEq Within 402.60 Metres at 3.06 g/t AuEq

•	Hole APC104-D2 was drilled orthogonally across Apollo and successfully extended the high-grade subzones originally intersected in drill hole APC104-D1 by up to 50 metres laterally. As a reminder, discovery hole APC104-D1 was announced on December 16, 2024, and cut 150.55 metres at 6.16 g/t AuEq within 534.40 metres at 2.70 g/t AuEq.
•	Two additional holes to test the high-grade subzones have been completed and are in the process of being assayed. Both holes intersected the projection of the newly modelled subzones and cut mineralization over broad intervals with assay results expected in February 2025.

TORONTO, Jan. 15, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for the second of a series of perpendicularly drilled directional holes, designed to test the potential of newly modeled broad and high-grade subzones within the Apollo system ("Apollo"), located within the Company's multi-target Guayabales Project in Caldas, Colombia.

The Company currently has five drill rigs operating as part of its fully funded 60,000-metre drill program for 2025. Two additional rigs have been contracted with drilling anticipated to ensue in late January and February, respectively.

Ari Sussman, Executive Chairman commented: "The revised interpretation of the Apollo system is clearly working as this is the first time we have drilled a hole at over 400 metres in length at more than 3 grams per tonne gold equivalent. With the first fan of lateral holes now completed, we are optimistic that drilling in 2025 will be successful in expanding the high-grade subzones shallower towards surface and to depth. The impact on the overall grade of Apollo could be significant with more than 1,000 vertical meters of potential to expand or connect subzones throughout the 2025 drilling campaign."

Details (see Table 1 and Figures 1-5)

•	APC104-D2 was drilled from mother hole APC-104D in a west-southwest direction and expanded the newly modeled high-grade subzones within Apollo up to 50 meters to the north of previous drillhole APC104-D1 (see press release dated December 16, 2024) with assay results as follows:
•	402.60 metres @ 3.06 g/t gold equivalent from 5.15 metres including:
•	181.35 metres @ 5.38 g/t gold equivalent from 7.85 metres
•	APC104-D2 is only the second drill hole designed to test the recently interpreted high-grade subzones model within Apollo. Visual logging of recently completed drill holes, APC104-D3 and APC104-D4, indicates that the high-grade subzones have been expanded to cover a lateral area of up to 100 meters.
•	Drill hole APC104-D5 is now underway and will be the first hole aimed at expanding the vertical extent of the high-grade subzones at Apollo by up to 150 meters.
•	Discovery of these high-grade subzones, as predicted by recent geological modelling, has the potential to significantly increase the grade profile of the Apollo system block model.
•	Drill hole APC104-D2 has also locally expanded the southwestern boundary of the Apollo block model by 26 metres.
•	On a gram X metre basis, APC104-D2 is the fourth highest-grade intercept at Apollo yielding 1,232 g/t AuEq. To date, the Company has now drilled sixteen gold equivalent accumulation intercepts at over 1,000-grams x metres at Apollo.

Table 1: Assays Results for Drill Hole APC104-D2

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t*
APC104-D2	5.15	407.75	402.60	2.32	43	0.14	0.18	3.06
Incl	7.85	189.20	181.35	4.00	80	0.28	0.28	5.38

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) + (Zn (%) x 0.43 x 0.85) utilizing metal prices of Ag - US$30/oz, Zn - US$1.25/lb, Cu - US$4.2/lb and Au - US$2,000/oz and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 85% for Zn. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. The recovery rate assumption for zinc is speculative as limited metallurgical work has been completed to date. True widths are unknown, and grades are uncut.

Figure 1: Apollo System Long Section A - A’: High-Grade Continuity from Surface (CNW Group/Collective Mining Ltd.)

Figure 2: Cross Section B - B’ Outlining the High-Grade Subzones Within the Apollo System from Drill Hole APC104-D2 (CNW Group/Collective Mining Ltd.)

Figure 3: Plan View of the Apollo System Highlighting the High-Grade Subzone From Drill Hole APC104-D2 (CNW Group/Collective Mining Ltd.)

Figure 4: Drill Core Tray Photo Highlighting APC104-D2 (CNW Group/Collective Mining Ltd.)

Figure 5: Plan View of the Guayabales Project Highlighting the Apollo Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to expand the Apollo system by stepping out along strike and testing the newly discovered high-grade Apollo Ramp Zone, expand the Trap system and drill a series of newly generated targets including Tower and X.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE under the trading symbol "CNL", on the TSX under the trading symbol "CNL", on the FSE under the trading symbol "GG1".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 16:01e 15-JAN-25